UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

375175106

(CUSIP Number)

Darren C. Wallis
c/o Alara Capital Partners, LLC
460 E. Swedesford Road, Suite 1050
Wayne, PA 19087
(610) 710-4354

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

Donald R. Readlinger
Pepper Hamilton LLP
Suite 400
301 Carnegie Center
Princeton, NJ 08543
(609) 951-4164

November 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375175106	Schedule 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS Alara Capital AVI II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 999,7001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 999,7001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,7001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Represents shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock.
2 Based on 5,023,782 shares of Common Stock outstanding on October 28, 2011, plus 999,700 shares issuable upon conversion of Preferred Stock.

CUSIP No. 375175106	Schedule 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 999,7001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 999,7001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,7001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1 Represents shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock.
2 Based on 5,023,782 shares of Common Stock outstanding on October 28, 2011, plus 999,700 shares issuable upon conversion of Preferred Stock.

CUSIP No. 375175106	Schedule 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS W. Joseph Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 999,7001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 999,7001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,7001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1 Represents shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock.
2 Based on 5,023,782 shares of Common Stock outstanding on October 28, 2011, plus 999,700 shares issuable upon conversion of Preferred Stock.

CUSIP No. 375175106	Schedule 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS Lutz P. Henckels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 999,7001
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 999,7001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,7001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1 Represents shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock.
2 Based on 5,023,782 shares of Common Stock outstanding on October 28, 2011, plus 999,700 shares issuable upon conversion of Preferred Stock.

CUSIP No. 375175106	Schedule 13D	Page 6 of 10

Item 1.	Security and Issuer.

The name of the issuer is Giga-tronics, Incorporated, a California corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 4650 Norris Canyon Road, San Ramon, CA  94583.  The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value per share, of the Issuer (the “Common Stock”).

Item 2.	Identity and Background.

(a) - (c)
This statement is being filed jointly, pursuant to a joint filing agreement filed herewith as Exhibit 1, by Alara Capital AVI II, LLC, a Delaware limited liability company (“Alara Capital”), Darren C. Wallis, W. Joseph Thompson and Lutz P. Henckels (collectively, the “Reporting Persons”).  The principal business of Alara Capital is the investment in the securities of the Issuer.

Messrs. Wallis and Thompson are partners in Alara Capital Partners, LLC, a technology investment firm and the sponsor of Alara Capital.  Mr. Henckels is a consultant and a venture partner of Alara Capital Partners, LLC.  Alara Capital Partners, LLC and each of the Reporting Persons has a business address at 460 E. Swedesford Road, Suite 1050, Wayne PA 19087.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Wallis, Thompson and Henckels are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this statement, all of the 999,700 shares of Common Stock beneficially owned by the Reporting Persons are shares issuable upon conversion of 9,997 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer (the “Preferred Stock”), all of which are held directly by Alara Capital.  Alara Capital purchased the shares of Preferred Stock and received a Warrant to Purchase Common Stock (the “Warrant”) pursuant to a Securities Purchase Agreement dated October 31, 2011 (the “Purchase Agreement”).  The aggregate purchase price paid for the securities was $2,199,340, which was funded by the working capital of Alara Capital.  The Purchase Agreement and the Warrant are more particularly described below under Item 4 of this statement.

Item 4.	Purpose of Transaction.

Alara Capital acquired the securities of the Issuer for investment purposes.

(a), (d) Contemporaneously with the purchase and sale of the Preferred Stock, Alara Capital and the Issuer executed and delivered an Investor Rights Agreement pursuant to which, among other things, the Issuer agreed: to register for resale certain registrable securities, including the shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrant; to appoint two candidates identified by Alara Capital to the Issuer’s board of directors; and to permit Alara Capital to participate in certain future offers and sales of securities by the Issuer, in each case subject to the terms and conditions set forth in the Investor Rights Agreement.  Alara Capital identified Mr. Thompson and Lutz P. Henckels as its director candidates, and Messrs. Thompson and Henckels were appointed to the board of directors of the Issuer on November 10, 2011.  Pursuant to the terms of the Investor Rights Agreement, Alara Capital’s director candidates will also be nominated for election at the Issuer’s 2012 annual meeting of shareholders.

CUSIP No. 375175106	Schedule 13D	Page 7 of 10

The Investor Rights Agreement also provides, subject to the specified terms and conditions, that in the event Alara Capital is entitled to vote its shares of Preferred Stock in a separate class vote pursuant to the requirements of the California Corporations Code, Alara Capital will vote its shares of Preferred Stock in the separate class vote either for or against the proposal, consistent with the results of vote of the Common Stock and the Preferred Stock, voting together as a single class.

The Warrant is not exercisable unless and until its exercise is approved by the shareholders of the Issuer.  Pursuant to the terms of the Purchase Agreement, the Issuer will submit this matter, together with the recommendation of its board of directors, to a vote of its shareholders at a special meeting of its shareholders.  The special meeting will be held as soon as the Issuer is able to prepare for and schedule the special meeting.  If approved by this Issuer’s shareholders, the Warrant will be exercisable to purchase up to 848,684 shares of Common Stock at $3.30 per share, for a period of thirty months after the date of approval.

As contemplated by the Purchase Agreement, each of the directors and executive officers of the Issuer has entered into a voting agreement with Alara Capital, pursuant to which each such director and officer has agreed to be present, in person or by proxy, at the special meeting and the 2012 annual meeting, and to vote each of the shares Common Stock over which he or she has voting power for the approval of the exercise of the Warrant by Alara Capital and the election of Alara Capital’s director candidates.  The Issuer previously disclosed that as of September 1, 2011, its executive officers and directors, as a group, beneficially owned approximately 16.8% of the Common Stock.

The descriptions of the Purchase Agreement, Investor Rights Agreement, Warrant and voting agreements included in this statement are qualified in their entirety by reference to the text of such documents, which are filed herewith or incorporated by reference herein as Exhibits 2, 3, 4 and 5, respectively.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in any action described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  This disclosure does not address any plans or proposals which Messrs. Thomspon and Henckels may have or develop, or of which they may become aware, solely in their capacities as directors of the Issuer.  The Reporting Persons expect to review the investment in the securities of the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial condition and results of operations, the market price and aggregate number of outstanding shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Issuer’s securities as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock; selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law, or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 999,700, which represents approximately 16.6 percent of the class of Common Stock, based upon 5,023,782 shares of Common Stock outstanding as of October 28, 2011, plus the 999,700 shares of Common Stock issuable upon conversion of the Preferred Stock.  As of the date of this statement, all of the shares of Common Stock beneficially owned by the Reporting Persons are shares issuable upon conversion of shares of the Preferred Stock, all of which are held directly by Alara Capital.  Messrs. Wallis, Thompson and Henckels, as the managing members of Alara Capital, share with each other and with Alara Capital, voting and dispositive power over all such shares.  Because the exercise of the Warrant is subject to the approval of the shareholders of the Issuer, the shares of Common Stock issuable upon exercise of the Warrant, up to 848,684 shares, are not considered “beneficially owned” by the Reporting Persons and are not included in the shares reported as beneficially owned by the Reporting Persons in this statement.

(c) See Item 3 and Item 4 above, which are incorporated herein by reference.

(d) Except to the extent that the members of Alara Capital, in their capacities as such, have certain rights with respect to any distributions made by Alara Capital, to the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this statement.

(e) Not applicable.

CUSIP No. 375175106	Schedule 13D	Page 8 of 10

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See Items 3, 4 and 5 above and Item 7 below, all of which are incorporated in this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Exhibit Description
1.	Joint Filing Agreement, dated November 10, 2011, by and among the Reporting Persons.
2.
Securities Purchase Agreement, dated October 31, 2011, by and between the Issuer and Alara Capital (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2011)

3.
Investor Rights Agreement, dated November 10, 2011, by and between the Issuer and Alara Capital (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2011)

4.
Warrant to Purchase Common Stock, dated November 10, 2011, issued by the Issuer to Alara Capital (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2011)

5.
Form of Voting Agreement, dated on or prior to November 10, 2011, by and between Alara Capital and each of the directors and executive officers of the Issuer (incorporated by reference to Exhibit 10.4 to the Issuer’s current report on Form 8-K, filed with the Securities and Exchange Commission on November 14, 2011)

CUSIP No. 375175106	Schedule 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

ALARA CAPITAL AVI II, LLC

By:	Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

Darren C. Wallis
Darren C. Wallis

W. Joseph Thompson
W. Joseph Thompson

Lutz P. Henckels
Lutz P. Henckels

CUSIP No. 375175106	Schedule 13D	Page 10 of 10

Exhibit 1
Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent he or it knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: November 14, 2011

ALARA CAPITAL AVI II, LLC

By:	Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

Darren C. Wallis
Darren C. Wallis

W. Joseph Thompson
W. Joseph Thompson

Lutz P. Henckels
Lutz P. Henckels